UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

CytoDyn Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

23283M101

(CUSIP Number)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Telephone: (360) 980-8524

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

November 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 23283M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Richard G. Pestell, M.D., Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: AUSTRALIA and UNITED STATES OF AMERICA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 8,342,000
	8.	Shared Voting Power: 18,658,000*
	9.	Sole Dispositive Power: 8,342,000
	10.	Shared Dispositive Power: 18,658,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 9.4%*
14.	Type of Reporting Person (See Instructions): IN

*

Beneficial ownership percentage is based upon 288,221,949 shares of common stock, $0.001 par value per share (“Common Stock”), of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 16, 2018, based on information reported by the Issuer in its current report on Form 8-K12G, filed with the Securities and Exchange Commission on November 19, 2018. On November 16, 2018, the Issuer completed its acquisition (the “Acquisition”) of substantially all the assets and certain liabilities of ProstaGene, LLC (“ProstaGene”). Dr. Richard G. Pestell (“Dr. Pestell”) is the founder and majority equity holder of ProstaGene. As consideration for the Acquisition, the Company issued to ProstaGene an aggregate of 27,000,000 shares of common stock, valued at $0.5696 per share, based upon the closing share price as of November 15, 2018 (the “Stock Consideration Shares”). Of the Stock Consideration Shares, 8,342,000 shares were further distributed by ProstaGene to Dr. Pestell immediately upon the closing of the Acquisition (the “Restricted Shares”). The Restricted Shares are subject to certain transfer restrictions and forfeiture obligations, as specified in the agreements relating to the Acquisition, vesting ratably each year over three years subject to certain continuing employment obligations of Dr. Pestell to the Issuer. As of the closing date, Dr. Pestell held an indirect interest in (i) 8,611,427 of the remaining 13,258,000 shares of Common Stock issued to ProstaGene on the closing date for further distribution to its members following the closing (the “Closing Date Shares”), and (ii) 4,171,013 of the 5,400,000 shares of common stock held in escrow for the benefit of ProstaGene, to be released ratably every six months over eighteen months, which are subject to forfeiture to satisfy certain indemnity obligations of ProstaGene to the Issuer (the “Escrow Shares”). As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Dr. Pestell may be deemed to beneficially own (i) 8,342,000 Restricted Shares, (ii) 5,400,000 Escrow Shares, and (iii) 13,258,000 Closing Date Shares, for an aggregate beneficial ownership percentage of approximately 9.4% of the shares of Common Stock of the Issuer issued and outstanding as of November 16, 2018. Dr. Pestell disclaims beneficial ownership of the 5,400,000 Escrow Shares and the 13,258,000 Closing Date Shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

CUSIP No. 23283M101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): ProstaGene, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 18,658,000*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 18,658,000*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 18,658,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 6.5%*
14.	Type of Reporting Person (See Instructions): CO

*

Beneficial ownership percentage is based upon 288,221,949 shares of common stock, $0.001 par value per share (“Common Stock”), of CytoDyn Inc., a Delaware corporation (the “Issuer”), issued and outstanding as of November 16, 2018, based on information reported by the Issuer in its current report on Form 8-K12G, filed with the Securities and Exchange Commission on November 19, 2018. On November 16, 2018, the Issuer completed its acquisition (the “Acquisition”) of substantially all the assets and certain liabilities of ProstaGene, LLC (“ProstaGene”). Dr. Richard G. Pestell (“Dr. Pestell”) is the founder and majority equity holder of ProstaGene. As consideration for the Acquisition, the Company issued to ProstaGene an aggregate of 27,000,000 shares of Common Stock, valued at $0.5696 per share, based upon the closing share price as of November 15, 2018 (the “Stock Consideration Shares”). Of the Stock Consideration Shares, 8,342,000 shares were further distributed by ProstaGene to Dr. Pestell immediately upon the closing of the Acquisition (the “Restricted Shares”). The Restricted Shares are subject to certain transfer restrictions and forfeiture obligations, as specified in the agreements relating to the Acquisition, vesting ratably each year over three years subject to certain continuing employment obligations of Dr. Pestell to the Issuer. As of the closing date, Dr. Pestell held an indirect interest in (i) 8,611,427 of the remaining13,258,000 shares of Common Stock issued to ProstaGene on the closing date for further distribution to its members following the closing (the “Closing Date Shares”), and (ii) 4,171,013 of the 5,400,000 shares of common stock held in escrow for the benefit of ProstaGene and its members, to be released ratably every six months over eighteen months, which are subject to forfeiture to satisfy certain indemnity obligations of ProstaGene to the Issuer (the “Escrow Shares”). As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ProstaGene may be deemed to beneficially own (i) 5,400,000 Escrow Shares, and (ii) 13,258,000 of the Closing Date Shares, for an aggregate beneficial ownership percentage of approximately 6.5% of the shares of Common Stock of the Issuer issued and outstanding as of November 16, 2018. ProstaGene disclaims beneficial ownership of the Restricted Shares held directly by Dr. Pestell.

CUSIP No. 23283M101

Item 1.	Security and Issuer:

The name of the issuer is CytoDyn Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1111 Main Street, Suite 660, Vancouver, Washington 98660. This Schedule 13D relates to the Issuer’s common stock, $0.001 par value per share (the “Common Stock “).

Item 2.	Identity and Background:.

(a), (f)

This report on Schedule 13D (this “Schedule 13D”), is being jointly filed by (i) “ Dr. Richard G. Pestell, a citizen of Australia and the United States of America, (“Dr. Pestell”), as the founder and majority equity holder of ProstaGene, LLC , a Delaware limited liability company (“ProstaGene” and, together with Dr. Pestell, the “Reporting Persons”), and (ii) ProstaGene.

(b)

The principal business address for ProstaGene is 100 Lancaster Avenue, Room 133, Wynnewood, Pennsylvania 19096. The principal business address for Dr. Pestell is c/o CytoDyn Inc., 1111 Main Street, Suite 660, Vancouver, Washington 98660.

(c)

The principal business of Dr. Pestell is to serve as Chief Medical Office and a member of the board of directors of the Issuer. Following the Acquisition (as defined below), ProstaGene is a shell company whose only material assets are the equity interests of the Issuer described in this report, which ProstaGene holds for the benefit of its members.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On November 16, 2018, the Issuer completed the acquisition of substantially all the assets and certain liabilities of ProstaGene (as defined in Item 6 below, the “Acquisition”). As consideration for the Acquisition, the Issuer issued to ProstaGene an aggregate of 27,000,000 shares of common stock, valued at $0.5696 per share, based upon the closing share price of the Issuer’s Common Stock as of November 15, 2018.

See the discussion of the Acquisition in Item 6 of this Schedule 13D.

Item 4.	Purpose of Transaction.

On November 16, 2018, the Issuer, certain affiliated entities of the Issuer described herein, ProstaGene, and Dr. Pestell consummated the Acquisition described in Item 6 of this Schedule 13D. In connection with the Acquisition, Dr. Pestell was appointed as the Chief Medical Officer and as a member of the board of directors of the Issuer.

The disclosure in Item 6 of this Schedule 13D regarding the Acquisition is incorporated by reference into this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) - (e)

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 288,221,949 shares of Common Stock of the Issuer, issued and outstanding as of November 16, 2018, based on information reported by the Issuer in its current report on Form 8-K12G, filed with the Securities and Exchange Commission on November 19, 2018.

On November 16, 2018, the Issuer completed the Acquisition of substantially all the assets and certain liabilities of ProstaGene. As consideration for the Acquisition, the Company issued to ProstaGene an aggregate of 27,000,000 shares of common stock, valued at $0.5696 per share, based upon the closing share price as of November 15, 2018 (the “Stock Consideration Shares”). Dr. Pestell is the founder and majority equity holder of ProstaGene, and currently serves as the Chief Executive Officer and a member of the board of directors of ProstaGene.

Of the Stock Consideration Shares issued to ProstaGene, 8,342,000 shares were further distributed by ProstaGene to Dr. Pestell immediately upon the closing of the Acquisition (the “Restricted Shares”). The Restricted Shares are subject to certain transfer restrictions and forfeiture obligations, as specified in the agreements relating to the Acquisition, vesting ratably each year over three years subject to certain continuing employment obligations of Dr. Pestell to the Issuer. In addition, as of the closing date, Dr. Pestell held an indirect interest in (i) 8,611,427 of the remaining 13,258,000 shares of Common Stock issued to ProstaGene on the closing date for further distribution to its members following the closing (the “Closing Date Shares”), and (ii) 4,171,013 of the 5,400,000 shares of common stock held in escrow for the benefit of ProstaGene and its members, to be released ratably every six months over eighteen months, which are subject to forfeiture to satisfy certain indemnity obligations of ProstaGene to the Issuer (the “Escrow Shares”).

Pursuant to the Transaction Agreement, upon the consummation of the Acquisition, Dr. Pestell became a director of the Issuer and the Issuer granted Dr. Pestell a stock option award under the Issuer’s equity incentive plan, covering 350,000 shares of the Issuer’s Common Stock, vesting in three equal annual installments over a three-year period from the grant date commencing one year from the closing of the Acquisition.

Dr. Pestell has sole power to vote or direct the vote of the 8,342,000 Restricted Shares held directly by Dr. Pestell and, in accordance with the organizational documents of ProstaGene, shared power to vote or direct the vote of the 5,400,000 Escrow Shares and the 13,258,000 Closing Date Shares held by ProstaGene for the benefit of its members. Dr. Pestell has sole power to dispose or direct the disposition of the 8,342,000 Restricted Shares held directly by Dr. Pestell and, in accordance with the organizational documents of ProstaGene, shared power to dispose or direct the disposition of the 5,400,000 Escrow Shares and the 13,258,000 Closing Date Shares held by ProstaGene for the benefit of its members.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Dr. Pestell may be deemed to beneficially own (i) 8,342,000 Restricted Shares, (ii) 5,400,000 Escrow Shares, and (iii) 13,258,000 Closing Date Shares, for an aggregate beneficial ownership percentage of approximately 9.4% of the shares of Common Stock of the Issuer deemed issued and outstanding as of November 16, 2018. Dr. Pestell disclaims beneficial ownership of the 5,400,000 Escrow Shares and the 13,258,000 Closing Date Shares except to the extent of his pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

As a result of the foregoing, for purposes of Reg. Section 240.13d-3, ProstaGene may be deemed to beneficially own the (i) 5,400,000 Escrow Shares, and (ii) 13,258,000 Closing Date Shares, for an aggregate beneficial ownership percentage of approximately 6.5% of the shares of Common Stock of the Issuer deemed issued and outstanding as of November 16, 2018. ProstaGene disclaims beneficial ownership of the Restricted Shares held directly by Dr. Pestell.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Transaction Agreement

The Acquisition was consummated pursuant to the Transaction Agreement (the “Transaction Agreement”), dated as of August 27, 2018, among CytoDyn Operations Inc. (“Old CytoDyn”), the Issuer (then a wholly owned subsidiary of Old CytoDyn), Point Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), ProstaGene, and, solely with respect to certain provisions thereof, Dr. Pestell, which provided for the purchase of substantially all of the assets and rights, and the assumption of certain liabilities and obligations, associated with ProstaGene (the “Acquisition”).

In order to achieve certain tax efficiencies for the members of ProstaGene, as an initial step in the Acquisition pursuant to the Transaction Agreement, on November 16, 2018, Old CytoDyn effected a holding company reorganization under Section 251(g) of the Delaware General Corporation Law (the “Holding Company Reorganization”). In the Holding Company Reorganization, Merger Sub was merged with and into Old CytoDyn, with Old CytoDyn surviving as a wholly owned subsidiary of the Issuer.

Immediately following the effective time of the Holding Company Reorganization, (i) the Issuer issued to ProstaGene, for distribution to its members, 27,000,000 newly issued shares of Common Stock, (ii) ProstaGene sold to the Issuer substantially all of ProstaGene’s assets including those identified in the schedules to the Transaction Agreement, consisting primarily of intellectual property and intellectual property rights, free and clear of all liens, claims, charges, mortgages, pledges, security interests, equities, restrictions or other encumbrances, (iii) ProstaGene assigned to the Issuer, and the Issuer assumed from ProstaGene, the liabilities and obligations expressly set forth in the Transaction Agreement, and (iv) the Issuer transferred to Old CytoDyn the acquired assets of ProstaGene, and the Issuer assigned to Old CytoDyn all of the assumed liabilities and obligations of ProstaGene, in exchange for additional stock of Old CytoDyn (with (ii) through (iv) above constituting the “ProstaGene Asset Transfer”).

The foregoing is only a brief description of the Transaction Agreement, the Acquisition, the Holding Company Reorganization and the ProstaGene Asset Transfer and is qualified in its entirety by reference to the Form 8-K12G3 filed by the Issuer on November 19, 2018, and to the terms of the Transaction Agreement filed as Exhibit 2.1 to the Form 8-K filed by Old CytoDyn on August 28, 2018, each of which is incorporated by reference herein.

Escrow Agreement

In connection with the Acquisition, on November 16, 2018, the Issuer and ProstaGene entered into an Escrow Agreement (the “Escrow Agreement”) with the Issuer’s transfer agent, pursuant to which 5,400,000 shares of Common Stock (the “Stock Holdback Shares”) will be held by the Issuer’s transfer agent as the sole source of recovery for the Issuer against any indemnification claims against ProstaGene or Dr. Pestell. Of the 5,400,000 Stock Hold Back Shares subject to the Escrow Agreement, 4,171,013 are held for the benefit of Dr. Pestell. The Escrow Agreement provides for release of the Stock Holdback Shares in three equal installments, on each date that is 6, 12 and 18 months following the closing date of the Acquisition, subject to any indemnity claims that may exist.

Stock Restriction Agreement

In connection with the Acquisition, on November 16, 2018, the Issuer entered into a Stock Restriction Agreement (the “Stock Restriction Agreement”) restricting the transfer of 8,342,000 shares of the Common Stock payable to Dr. Pestell in the Acquisition (the “Restricted Shares”) for a three-year period from the closing date of the Acquisition. In the event Dr. Pestell’s employment with the Issuer is terminated other than by death, by disability, by the Issuer without Cause (as defined in the Employment Agreement (as defined below)) or by Dr. Pestell for Good Reason (as defined in the Employment Agreement), the Issuer will have an option to repurchase such Restricted Shares from Dr. Pestell at a purchase price of $0.001 per share. The Restricted Shares will vest and be released from the Stock Restriction Agreement in three equal annual installments commencing one year after the closing date of the Acquisition.

Covenants Agreement

In connection with the Acquisition, on November 16, 2018, Dr. Pestell entered into a Confidential Information, Inventions and Noncompetition Agreement (the “Covenants Agreement”) with the Issuer whereby the Issuer will have the opportunity to participate, if the Issuer so chooses, in the development of and license to any inventions or licensable intellectual property created by Dr. Pestell in fulfillment of his duties at outside academic institutions while an employee of the Issuer, as well as a conflict of interest policy under which the Issuer has the right to work with Dr. Pestell to manage any potential conflict between the Issuer’s clinical development activities and Dr. Pestell’s ongoing research activities at outside academic institutions.

Employment Agreement of Dr. Pestell

In connection with the signing of the Transaction Agreement, on August 27, 2018, Dr. Pestell was named Interim Chief Medical Officer of the Issuer. Upon the closing of the Acquisition, Dr. Pestell was appointed Chief Medical Officer of the Issuer and entered into an employment agreement (the “Employment Agreement”) with the Issuer, dated as of November 16, 2018. The Employment Agreement provides for a three year term of employment, unless terminated by either party pursuant to the terms of the Employment Agreement. The Employment Agreement also provides for, among other things, (i) an annual base salary of $400,000, (ii) a target annual bonus equal to 50% of Dr. Pestell’s base salary, (iii) an annual supplemental bonus in an amount to be determined at the sole discretion of the Issuer’s Board, and (iv) other customary benefits described in the Employment Agreement. Upon the closing of the Acquisition, in connection with the appointment of Dr. Pestell as Chief Medical Officer of the Issuer, Dr. Pestell was granted options to purchase 350,000 shares of Common Stock described in Item 5 above.

The foregoing descriptions of the Stock Restriction Agreement, the Escrow Agreement, the Covenants Agreement, and the Employment Agreement are qualified in their entirety by reference to the full text of each agreement, copies of which are filed as Exhibits 10.2, 10.3, 10.4 and 10.5, respectively, to the Form 8-K12G filed by the Issuer on November 19, 2018, and are incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement, dated as of November 26, 2018, by and between Dr. Pestell and ProstaGene, LLC.

Exhibit B: Transaction Agreement, dated as of August 27, 2018, by and among CytoDyn Inc., Point NewCo Inc., Point Merger Sub Inc., ProstaGene, LLC and Richard G. Pestell, M.D., Ph.D. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed on August 28, 2018)

Exhibit C: Escrow Agreement, dated as of November 16, 2018, by and among ProstaGene, LLC, CytoDyn Inc., and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 19, 2018).

Exhibit D: Stock Restriction Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., ProstaGene, LLC and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.3 to the Form 8-K filed on November 19, 2018).

Exhibit E: Confidential Information, Inventions and Noncompetition Agreement, dated as of November 16, 2018, by and among CytoDyn Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.4 to the Form 8-K filed on November 19, 2018).

Exhibit F: Employment Agreement, dated as of November 16, 2018, by and among CytoDyn, Inc., CytoDyn Operations Inc. and Dr. Richard G. Pestell (incorporated by reference to Exhibit 10.5 to the Form 8-K filed on November 19, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 26, 2018
(Date)
/s/ Richard G. Pestell, M.D., Ph.D.
Richard G. Pestell, M.D., Ph.D.*

PROSTAGENE, LLC *

By:	/s/ Richard G. Pestell, M.D., Ph.D.
Name: Richard G. Pestell, M.D., Ph.D.
Title: Chief Executive Officer

*

This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).